1934 Act Registration No. 1- 14700
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of April, 2006
Siliconware Precision Industries Co., Ltd.
(Translation of Registrant’s Name Into English)
NO. 123, SEC. 3, DA FONG RD. TANTZU
TAICHUNG, TAIWAN
(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F)

Form 20-F ✓	Form 40-F
( Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No ✓
(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82:_______)

NEWS For Immediate Release

Issued by: Siliconware Precision Industries Co., Ltd.
Issued on: April 28, 2006
Siliconware Precision Industries Co. Ltd. to Restate US GAAP Reconciliation of Prior Results;
No Change to Primary Financial Statements under ROC GAAP
Taichung, Taiwan, April 28, Siliconware Precision Industries Co., Ltd. (TAIEX:2325; NASDAQ: SPIL) (“SPIL” or the “Company”), a leading provider of comprehensive semiconductor assembly and test services based in Taiwan, announced today that an item in the footnotes to the Company’s financial statements as of and for the years ended December 31, 2002, 2003 and 2004 were incorrectly recorded for the purposes of the U.S. GAAP reconciliation included therein. An error relating to derivative instruments was discovered in the course of preparing responses to comments received from the U.S. Securities and Exchange Commission (“SEC”) in relation to the Company’s Annual Report on Form 20-F for the year ended December 31, 2004.
SPIL has estimated the impact of the fair value of certain derivative instruments embedded in its convertible bonds under U.S. GAAP to decrease its net loss by NT$54 million in 2002, to decrease its net income by NT$151 million in 2003 and to increase its net income by NT$4 million in 2004. As a result, the Company currently expects to reduce its previously reported net loss under U.S. GAAP in 2002 by 24.2% from NT$223 million to NT$169 million, to decrease its previously reported net income under U.S. GAAP in 2003 by 4.6% from NT$3,248 million to NT$3,097 million; and to increase its previously reported net income under U.S. GAAP in 2004 by only 0.1% from NT$3,667 million to NT$3,671 million. Although the absolute number of the difference in 2002 caused by the error was relatively small (NT$54 million), the percentage of the impact on the net loss was relatively high (24.2%) due to the very low net loss reported under U.S. GAAP as the Company experienced a difficult year in 2002. In addition, the impact on the Company’s equity only accounted for 0.18%, 0.27% and 0.24% of the Company’s stockholders’ equity as of December 31, 2002, 2003 and 2004, respectively.
The error discovered does not affect SPIL’s financial results reported under ROC GAAP for any years in the three-year period ended December 31, 2004, nor do they affect the Company’s current or future cash payments.

The decision to restate its financial statements was made today by the audit committee of SPIL’s board of directors, upon the recommendation of management and with the concurrence of PricewaterhouseCoopers, the Company’s independent auditors. SPIL expects to file its restated financial statements in respect of those years in its Annual Report on Form 20-F for the year ended December 31, 2005. The response to the recent inquiries from the SEC may be subject to further SEC review; and the resolution of such inquiries may result in additional restatements and adjustments to the anticipated restatement amounts described above.
Note Regarding Exchange Rates
Dollar amounts in this press release are expressed in New Taiwan dollars, the reporting currency used in the Company’s Annual Reports on Form 20-F. The exchange rate between New Taiwan dollars and U.S. dollars on April 24, 2006 was approximately NT$31.98 =US$1.00.
Forward Looking Statements
Our disclosure and analysis in this annual report contain or incorporate by reference some forward-looking statements. Our forward-looking statements contain information regarding, among other things, our financial condition, future expansion plans and business strategy. We have based these forward-looking statements on our current expectations and projections about future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. Although we believe that these expectations and projections are reasonable, such forward-looking statements are inherently subject to risks, uncertainties and assumptions about us, including, among other things:

●	the intensely competitive semiconductor and personal computer industries and markets;

●	risks associated with international business activities;

●	our dependence on key personnel;

●	natural disasters, such as earthquakes and droughts, which are beyond our control;

●	general economic and political conditions, including those related to the semiconductor and personal computer industries;

●	possible disruptions in commercial activities caused by human-induced disasters, including terrorist activity and armed conflict, and outbreaks of contagious diseases, such as severe acute respiratory syndrome, or SARS, which reduce end-user purchases relative to expectations and orders;

●	fluctuations in foreign currency exchange rates;

●	additional disclosures we made in our previous, or may make future, Form 20-F annual reports and Form 6-K periodic reports to the Securities and Exchange Commission, or the SEC; and

●	those other risks identified in our annual report for the year ended December 31, 2004 on Form 20-F filed with the U.S. Securities and Exchange Commission on June 27, 2005.
The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan,” “will,” “shall” and similar expressions, as they relate to us, are intended to identify a number of these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this annual report might not occur and our actual results could differ materially from those anticipated in these forward-looking statements.
About SPIL
Siliconware Precision Industries Ltd. (“SPIL”) is a leading provider of comprehensive semiconductor assembly and test services. SPIL is dedicated to meeting all of its customers’ integrated circuit packaging and testing requirements, with turnkey solutions that cover design consultations, modeling and simulations, wafer bumping, wafer probe and sort, package assembly, final test, burn-in, and drop ship. Products include advanced leadframe and substrate packages, which are widely used in personal computers, communications, internet appliances, cellular phones, digital cameras, cable modems, personal digital assistants and LCD monitors. SPIL supplies services and support to IDMs, fabless design houses, integrated device manufacturers and wafer foundries globally. For further information, visit SPIL’s web site at http://www.spil.com.tw/.

For inquiries:
SPIL Spokesperson
Ms. Eva Chen, CFO
Tel: 886-4-25341525#1528
E-mail: evachen@spil.com.tw
For further information, please contact IR dept.
Ms. Janet Chen
Tel: 886-2-27028898#105
Fax: 886-2-27029268
E-mail: janet@spiltp.com.tw

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Siliconware Precision Industries Co., Ltd

Date: April 28, 2006	By:	Ms. Eva Chen

Eva Chen
Chief Financial Officer